SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of march, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A
Publicly-held company with authorized capital
CNPJ/MF: 02.558.118/0001-65
NIRE 31.3.0002535-7

Ordinary and Extraordinary General Shareholders’ Meeting
Call Notice

The shareholders are hereby summoned to attend to the Ordinary and Extraordinary General Shareholders’ Meeting of the Company to be held at 03:00 p.m. of March 18, 2009, at the head office, located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, to resolve about the following agenda

On Ordinary Meeting

(a) To review the Management Report, to examine, to discuss and vote the financial statements for the fiscal year ended on December 31, 2008.

(b) To resolve on the destination of the results of the fiscal year ended on December 31, 2008 and the allocation of profits, as well as the proposed capital expenditures budget prepared in accordance with article 196 of Law No. 6,404/76.

(c) To appoint the members of the Fiscal Council.

(d) To set the annual overall compensation of the directors/officers and the individual compensation of the members of the Fiscal Council for the fiscal year of 2009.

On Extraordinary Meeting

(e) To amend article 5 of the bylaws of the Company, as proposed by the Board of Directors in the meetings held on November 12, 2008 and on February 12, 2009, when the increase of the capital stock of the Company was ratified.

 (f) To restate the bylaws of the Company.

GENERAL INSTRUCTIONS:

i) The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office of the Company, located at Rua Levindo Lopes, 258, Funcionários up to 48 hours before the Shareholders’ Meeting take place;

ii) The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA and that intend to attend to this meeting shall deliver a statement containing its corresponding equity interest, dated up to 48 hours before the date of the meeting, containing the respective equity interest.

iii) The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item “I” above, being at the disposal in the website of the Investors Relation www.telemigholding.com.br or www.vivo.com.br and in the website www.bovespa.com.br of BOVESPA.

Belo Horizonte/MG, February 17, 2009.

Luis Miguel Gilpérez López
Chairman of the Board of Directors

TELEMIG CELULAR PARTICIPAÇÕES S.A.

MANAGEMENT’S PROPOSAL FOR ALLOCATION OF
THE NET PROFIT FOR FISCAL YEAR 2.008 AND FOR CHANGE IN THE ACCOUNTING OF EXPANSION RESERVES FOR THE PRIOR FISCAL YEARS

To the Shareholders,

In compliance with the legal provisions governing the matter, this Management hereby proposes to you that the allocation of the Net Profit for the Year, in the amount of two hundred and sixty-one million, forty thousand, seven hundred and forty-three reais and seven cents (R$ 261,040,743.07), shall be as follows:

Net Profit for the Year	261,040,743.07
Allocation to Legal Reserve	(13,052,037.15)
Calculation Basis for Dividends	247,988,705.92
Interest on Own Capital (gross)	(13,606,874.00)
LLA (Adjusted Net Profit) Balance 2008	234,381,831.92
Total dividends to be distributed	234,381,831.92
Total dividends + JSCP (Interest on Own Capital) to be distributed gross)	247,988,705.92
Total dividends + JSCP to be distributed (net)	245,947,674.82
Net Profit Balance	0

1 - LEGAL RESERVE

In conformity with article 193 of Law 6404/76, five per cent (5%) of the Net Profit are required to be applied to the Legal Reserve, in the amount of thirteen million, fifty-two thousand, thirty-seven reais and fifteen cents (R$13,052,037.15).

2 – DIVIDENDS AND INTEREST ON OWN CAPITAL

In compliance with the provisions in articles 11, 41, 42 and 43 of the Company’s Bylaws, in items I, II, III of article 202, of Law 6404/76, and with due regard to instructions of the Brazilian Securities and Exchange Commission – CVM, this Management has proposed the approval of the payment of dividends in the amount of two hundred and forty-five million, nine hundred and forty-seven thousand, six hundred and seventy-four reais and eighty-two cents (R$ 245,947,674.82).

Such dividends, declared on the basis of the 2008 closing balance sheet to the holders of common and preferred shares, is made up by the above detailed interest on the own capital, deducted in conformity with article 9 of Law 9249/95, in the amount of thirteen million, six hundred and six thousand, eight hundred and seventy-four reais (R$ 13,606,874.00) which, net of withholding income tax, results in eleven million, five hundred and sixty-five thousand, eight hundred and forty-two reais and ninety cents (R$ 11,565,842.90), and dividends in the amount of two hundred and thirty-four million, three hundred and eighty-one thousand, eight hundred and thirty-one reais and ninety-two cents (R$ 234,381,831.92), as shown below:

Interest on Own Capital, Gross	13,606,874.00
(-) Withholding Income Tax	(2,041,031.10)
Net Amount of Interest Deducted from Dividends	11,565,842.90
Dividends	234,381,831.92
Net Dividends / JSCP	245,947,674.82

The Distribution of JSCP is shown as follows:

Interest on Own Capital in R$ per share	Amount
Interest on Own Capital. Gross	13,606,874.00
(-) Withholding Income Tax	(2,041,031.10)
Net Amount of Interest Deducted from Dividends	11,565,842.90

Number of common and preferred Shares (excluding treasury shares)	36,877,361
Interest on Own Capital per Share (gross)	0.368976348388
Interest on Own Capital per Share (net of withholding income tax - IRRF)	0.313629896130

The distribution of Dividends is shown as follows:

Dividend – R$	234,381,831.92
Common Shares – R$	85,586,373.09
Preferred Shares – R$	148,795,458.83

Dividend in R$ per share	Amount
Number of common Shares	13,466,059
Number of preferred Shares (excluding treasury shares)	23,411,302
PN Shares	6.355710537964
ON Shares	6.355710537964

This amount results in an aggregate of JSCP plus net dividends of R$ 6.669340434094 per common or preferred share.

The amounts for Dividends and Interest on Own Capital shall be paid on March 25, 2009.

3 – PROPOSALS FOR CHANGE OF THE ACCOUNTING OF THE BALANCE FOR EXPANSION RESERVES OF PRIOR FISCAL YEARS
The current management of Telemig Celular Participações S.A., in accordance with the practices adopted by its holding company, Vivo Participações, determines only the retention of the Profit for CAPEX for the current fiscal year; therefore, it proposes that the retained amount of one hundred and fifteen million, six hundred and forty-two thousand, five hundred and eighty reais and seventy-three cents (R$ 115,642,580.73), confirmed by the AGO (General Shareholders’ Meeting) held on 03/28/2008, is posted to the Expansion Reserve by the end of fiscal year 2008, as follows

Retained Earnings withheld for covering the Capital Budget until 2010	115,642,580.73
Posting to the Expansion Reserve of the capital budget amount approved at the AGO held on 03/28/2008	(115,642,580.73)

Thus, should the matter be approved, the aggregate amount of one hundred and fifteen million, six hundred and forty-two thousand, five hundred and eighty reais and seventy-three cents (R$115,642,580.73) shall be posted to the expansion reserve account.

4 – TRANSFERS OF THE BALANCE IN THE RETAINED EARNINGS ACCOUNT TO THE EXPANSION RESERVE ACCOUNT

The Management of the Company proposes the transfer of the balance in the retained earnings account to the expansion reserve account, in the amount of four hundred million, seven hundred and twenty-seven thousand, eight hundred and seventy-five reais and sixty-seven cents (R$ 400,727,875.67), for supplementing part of the capital budget proposed for fiscal year 2009, as shown below.

Balance as of 12/31/2007 after adjustments as set forth in Law 11.638	516,370,456.40
Posting to the Expansion Reserve account of the capital budget amount approved at the AGO held on 03/28/2008	(115,642,580.73)
Transfer of the Balance to the Expansion Reserve account	(400,727,875.67)

Belo Horizonte, February 12, 2009.

BOARD OF DIRECTORS

Chairman
LUIS MIGUEL GILPÉREZ LÓPEZ

Telemig Celular Participações S.A.

To the Shareholders of
Telemig Celular Participações S.A.

Re: CAPITAL BUDGET FOR 2009 (100% CONSOLIDATED WITH
TELEMIG CELULAR S.A.

Under the terms of paragraph 2 of Article 196 of Law 6404/76, we hereby submit to you, for your resolution, the Capital Budget for Telemig Celular Participações S.A. for fiscal year 2009, in the amount of four hundred and seven million, six hundred and ninety-one thousand, five hundred and eighty-nine reais and fifty-one cents (R$ 407,691,589.51), pursuant to the below listed funding sources, which was approved by the Board of Directors at a meeting held on this date.

Capital Budget (Telemig Celular S.A.)	R$ 407,691,589.51
Total	R$ 407,691,589.51

Funding Sources:
• Balance in the account of Net Profit for the year	R$ 0
• Balance in the Retained Earnings account	R$ 400,727,875.67
• Own/third party funds	R$ 6,963,713.84

Therefore, we submit the above proposal for capital budget for your resolution.

Belo Horizonte, February 12, 2008.

BOARD OF DIRECTORS

LUIS MIGUEL GILPÉREZ LÓPEZ
Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.